Room 4561

      			November 29, 2005


Mr. Desmond Ross
President
Quantum Ventures, Inc.
8526 Shepherd Way
Delta BC, Canada V6C 4K1

      RE:	Quantum Ventures, Inc.
Amendment No. 6 to your Registration Statement on Form SB-2
   Filed November 22, 2005
   File No. 333-119146

Dear Mr. Ross:

      This is to advise you that a preliminary review of the above amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. In this regard, we note that:
1. Your Form SB-2/A does not appear to contain the current financial statements of Quantum Ventures, Inc. in accordance with the requirements of Item 310(g) of Regulation S-B.
2. We were unable to locate the consent of your independent auditors or any other exhibits you disclose as filed with this Form SB-2/A.
3. You have not provided a written response to our letter dated
July
29, 2005.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

	You may contact Mark Kronforst at (202) 551-3451 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related
matters.  Please contact Adam Halper at (202) 551-3482 or me at
(202)
551-3730 with any other questions.

								Sincerely,



								Barbara C. Jacobs
      Assistant Director


cc:	Joseph I. Emas, Attorney at Law
	1224 Washington Ave
      Miami Beach, Florida 33139

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Mr. Desmond Ross
Quantum Ventures, Inc.
November 29, 2005
Page 2